

May 14, 2013

Via E-mail
Jason Kulas
Chief Financial Officer
Santander Drive Auto Receivables LLC
8585 North Stemmons Freeway, Suite 1100-N
Dallas, Texas 75247

> **Re:** **Santander Drive Auto Receivables Trust 2010-1**
> **Santander Drive Auto Receivables Trust 2010-2**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File Nos. 333-139609-04, 333-139609-06**

Dear Mr. Kulas:

We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments.

Exhibits 33.1 to the Forms 10-K for Santander Drive Auto Receivables Trusts 2010-1 & 2010-2

1. We note that Santander Consumer USA Inc.'s management's assessment of compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB states that Item 1122(d)(4)(ii) is not applicable to the activities performed by them. We note, however, that the Sale and Servicing Agreement for both SDART 2010-1 and SDART 2010-2 specifies under Section 2.4 that Santander Consumer USA Inc. as the servicer is the custodian of the "Receivables Files" and thus is responsible for their safekeeping. Given this, please explain why Santander Consumer USA Inc. listed Item 1122(d)(4)(ii) as inapplicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Attorney-Advisor at 202-551-3731or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief